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08027156

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redwine & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 South Tryon Street, Suite 1150
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Craighill Redwine, Sr. (704) 375-2966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 29 2008
Washington, DC

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2008 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/25/08

OATH OR AFFIRMATION

I, J. Craighill Redwine, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redwine & Company, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

J. C. Redwine, Sr.
Signature

President
Title

Thomas R Jackman
Notary Public

My Commission Expires 11/27/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDWINE & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

DUNLEAVY & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Redwine & Company, Inc.

We have audited the accompanying statement of financial condition of Redwine & Company, Inc. as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Redwine & Company, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 28, 2008

REDWINE & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 60,476
Receivable from brokers and dealers	118,771
Securities owned	1,308,756
Office furniture and equipment, at cost (net of accumulated depreciation of $69,327)	13,256
Other assets	9,269
TOTAL ASSETS	$ 1,510,528

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 51,582
Payable to broker/dealer	386,732
Accrued 401k contribution	104,000
Total Liabilities	$ 542,314
SHAREHOLDERS' EQUITY	
Common stock, $.01 par value; authorized 100,000 shares; issued and outstanding 1,200 shares	$ 12
Additional paid in capital	511,300
Retained earnings	456,902
Total Shareholders' Equity	$ 968,214
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,510,528

The accompanying notes are an integral part of this financial statement.

REDWINE & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, was incorporated in the state of North Carolina on October 20, 1995. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activity is the sale of securities.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times exceeds the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Depreciation - Depreciation of furniture and equipment is provided for using the straight-line method over five year periods.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2007 the Company's net capital and required net capital were $644,678 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 24%.

NOTE 3 - COMMITMENTS

Lease Commitments - Minimum annual rentals under noncancellable leases, classified as operating leases, for office space, expiring June 14, 2008 and two autos expiring in July, 2010 and November, 2010 respectively, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2008	$ 44,849
2009	21,354
2010	13,917
Total	$ 80,120

Office rent expense and auto lease expense for the year ended December 31, 2007 were $43,764 and $9,200 respectively.

NOTE 4 - S CORPORATION ELECTION

The Company has elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the individual shareholder of the Company.

NOTE 5 - SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at quoted market value or estimated fair value as determined by management.

Listed options	$ 7,680
Securities registered under the investment company act of 1940	148,982
Equity securities	1,152,094
Total	$ 1,308,756

NOTE 6 - 401 (k) PLAN

Effective January 1, 2006, the Company amended its deferred compensation plan commonly referred to as a profit sharing plan to include provisions under IRS code section 401(k) whereby employees may contribute a percentage of their compensation within specified legal limits. The Company will match 100% of employee contributions up to 3% of their compensation. At its discretion the Company may also contribute an additional percentage of employee compensation to the plan. The plan covers substantially all employees age 21 years or older, after completing one year of service. Company contributions to the plan for the year ended December 31, 2007 were $64,331.

NOTE 7 - STATEMENT OF CASH FLOWS - SUPPLEMENTAL INFORMATION

Interest paid during the year ended December 31, 2007 was $32,945.

NOTE 8 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include the purchase of exchange-traded options. These derivative financial instruments are used to meet the needs of customers and conduct investment and trading activities and are, therefore, subject to varying degrees of market and credit risk.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company and its customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

In order to facilitate securities transactions, including the aforementioned transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer

NOTE 8 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENT - (Continued)

on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with any other broker/dealer without first obtaining written consent from its Clearing Broker/dealer. The Company is also required to maintain a deposit of $100,000 with the Clearing Broker/dealer. Termination charges and other items are discussed therein.

END